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                               February 16, 2022

       Makoto Inoue
       Chief Executive Officer
       Orix Corporation
       World Trade Center Building
       2-4-1 Hamamatsu-cho, Minato-ku
       Tokyo 105-6135, Japan

                                                        Re: Orix Corporation
                                                            Form 20-F for the
fiscal period ending March 31, 2021
                                                            Filed June 29, 2021
                                                            File No. 001-14856

       Dear Mr. Inoue :

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 20-F for the fiscal period ending March 31, 2021

       Details of Operating Results
       PE Investment and Concession, page 49

   1.                                                   We note that you
recognized   3,621 million of provision for credit losses in your PE
                                                        Investment and
Concessions segment. Considering the low level of net investment in leases and no
installment loans as disclosed on page 49, please tell us and enhance future filings to explain the
basis and driver of the credit losses.

       Allowance for doubtful receivables and probable loan losses and allowance for credit losses, page 63

   2. Please tell us and revise your future filings to reconcile the provision for credit losses
                                                        of   16,021 million
shown on the face of the consolidated statements of income for the
 Makoto Inoue
FirstName LastNameMakoto Inoue
Orix Corporation
Comapany16,
February  NameOrix
            2022   Corporation
February
Page 2 16, 2022 Page 2
FirstName LastName
         period ending March 31, 2021 to the provision for credit losses of 19,113 million disclosed in your table on page 63.

Note 11. Credit Quality of Financial Assets and the Allowance for Credit Losses, page F-65

3. We note your disclosure of credit quality indicators by class of financing receivable on page F-62. In this regard, it appears you have only two credit quality indicators, performing and non-performing loans, as defined on the same page. With a view towards providing investors with additional information concerning the credit quality of your loan and lease portfolio and how management monitors the related credit risk, please tell us how you considered disclosing additional credit quality indicators. For example, tell us whether management uses credit scores, regulatory risk ratings, LTV ratios or custom internal metrics to monitor the credit risk inherent in the portfolio. Refer to ASC 325-20-
         50-4.

Note 15 - Investment in Affiliates, page F-90

4. We note your equity method investments including, Avolon Holdings Inc. and Kansai
         Airports. Further, we note your disclosure that the book values exceeded the underlying
         equity in the net assets by   81,182 million and   131,600 million as
of March 31, 2020 and
         2021, respectively and these basis differences mainly consist of goodwill and fair value adjustments for fixed assets. Please provide us with the following additional information:

                Quantify separately the excess of book values related to goodwill, fair value adjustments for fixed assets and other.
                Quantify any impairments you recorded within net income of affiliates including as a
              result of the investees    impairment analyses for the years
ended March 31, 2020 and
              March 31, 2021.
                Describe the specific impairment indicators considered by the investees in their impairment analyses and any additional indicators you considered, and how those indicators supported an overall determination to recognize impairment or not. For example, we note your disclosures on page 29 regarding the substantial decrease in the number of passengers and flights at the Kansai airports and decrease in leasing revenues from Avolon due to the impact of COVID-19. If no impairments were recorded, explain why not in light of this information; and
                Describe how you evaluate your investment in affiliates for impairment, including an
              investees    impairment analyses for reasonableness and overall
compliance with
              GAAP.


       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Makoto Inoue
Orix Corporation
February 16, 2022
Page 3

       You may contact Michelle Miller at 202-551-3368 or Sharon Blume at 202-551-3474
with any questions.



FirstName LastNameMakoto Inoue                         Sincerely,
Comapany NameOrix Corporation
                                                       Division of Corporation
Finance
February 16, 2022 Page 3                               Office of Finance
FirstName LastName